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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53738

RECEIVED FEB 1 3 2003 207 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/12/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue Suite 1550
(No. and Street)

New York NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk J. Pruis 212-901-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dirk J. Pruis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO
Title

Notary Public

ELISE P. CARBONARA
Notary Public - State of New York
NO. 01CA6084752
Qualified in New York County
My Commission Expires 12/16/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EquiLend LLC

**(A wholly owned subsidiary of
EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2002**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
EquiLend LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of EquiLend LLC (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

EquiLend LLC
(A Wholly Owned Subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents (Note 4)	$ 1,220,334
Due from Parent (Note 4)	28,827
Total assets	$ 1,249,161
Liabilities and Member's Equity	
Liabilities	
Deferred revenue (Note 4)	500,000
Total liabilities	500,000
Commitments and contingent liabilities (Note 4)	
Member's equity	749,161
Total Member's equity	749,161
Total liabilities and Member's equity	$ 1,249,161

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed on October 12, 2001. On June 24, 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of securities Dealers ("NASD"), and commenced operations on June 25, 2002. EquiLend Holdings LLC ("Parent"), has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a license from the Parent, operates the Platform. The Company is a wholly owned subsidiary of the Parent.

The Company maintains an office in New York.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2002, cash and cash equivalents include an investment in a U.S. dollar denominated short-term money market fund invested primarily in U.S. government securities ("Money Market Fund") of $1,006,632.

Revenue recognition
User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition.

Income tax
The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the Federal and state income tax returns of the Parent.

Fair value of financial instruments
SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

3. Net Capital Retirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $700,201 which was

$637,701 in excess of its required net capital of $62,500. The ratio of aggregate indebtedness to net capital was .71 to 1.

The Company is exempt from SEC Rule 15c3-3 as it does not hold customer funds or safekeep customer securities pursuant to an exemption under paragraph (k)(2)(i) of the Rule.

4. Related Parties

Deferred revenue represents user fees paid in advance from two members of the Parent.

Included in cash and cash equivalents is $1,006,632 invested in a Money Market Fund with an affiliate of a Member of the Parent, and $213,702 in a bank account in a bank with an affiliate of a Member of the Parent.

Certain employees of affiliates of the Members of the Parent have provided services to the Company for which no amounts have been paid by the Company. Such services include legal, accounting and administrative activities related to the operations of the Company.

The Company has entered into a services agreement with the Parent under which the Parent allocates all operating expenses to the Company. The Parent also allocates certain expenses to the Company under a license to use the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and license fees on a monthly basis.